SECURITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the Month of August, 2007

                        Commission File Number 001-09178

                              KOOR INDUSTRIES LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangular Tower
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

On August 27, 2007, Koor Industries Ltd. (the "Company") filed a report
   ---------------- -------------------
     with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding the holdings status of our interested parties are as follow:



|-----------------------------------------------|------------------|-------------------------------------|
|  Name of interested parties                   |     Number of    |  Percentage of the Company's shares |
|                                               |     Shares / (*) |  -----------------------------------|
|                                               |      Options     |   Outstanding    |  Fully diluted   |
|-----------------------------------------------|------------------|------------------|------------------|
|  IDB Development Corporation Ltd.             |     1,630,214    |         9.80     |       9.34       |
|-----------------------------------------------|------------------|------------------|------------------|
|  Discount Investment Corporation Ltd.         |     7,500,021    |        45.10     |      42.95       |
|-----------------------------------------------|------------------|------------------|------------------|
|  Clal  Insurance  Enterprises  Holdings Ltd.  |     21,947       |         0.14     |       0.13       |
|  (nostro account)                             |                  |                  |                  |
|-----------------------------------------------|------------------|------------------|------------------|
|  Clal Insurance Enterprises Holdings Ltd.     |     475,210.68   |         2.86     |       2.72       |
|  (life insurance accounts)                    |                  |                  |                  |
|-----------------------------------------------|------------------|------------------|------------------|
|  Clal Insurance  Enterprises Holdings Ltd.    |     671,603.92   |         4.04     |       3.85       |
|  (provident funds)                            |                  |                  |                  |
|-----------------------------------------------|------------------|------------------|------------------|
|  Clal Insurance Enterprises Holdings Ltd.     |     49,875.33    |         0.30     |       0.29       |
|  (trust funds)                                |                  |                  |                  |
|-----------------------------------------------|------------------|------------------|------------------|
|  Koor Investment Ltd.                         |     15,799       |         0.10     |       0.09       |
|-----------------------------------------------|------------------|------------------|------------------|
|  Epsilon Investment House Ltd.                |     42,352       |         0.26     |       0.25       |
|-----------------------------------------------|------------------|------------------|------------------|



                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     KOOR INDUSTRIES LTD.


                                                     /s/      Shlomo Heller
                                                     --------------------------
                                                     By:      Shlomo Heller
                                                     Title:   Legal Counsel

Dated: August 27, 2007

---------------------------------------------------------------   --------------
DESCRIPTION                                                          EXHIBIT
---------------------------------------------------------------   --------------

Koor Industries Ltd. Notice of addition of item to the agenda          99-1
of the Extraordinary General Meeting of the Company's shareholders, occurring on September 24, 2007.